Filed Pursuant To Rule 433

Registration No. 333-275079

March 19, 2024

Grayscale CEO says fees on its bitcoin ETF will drop over time after outflows hit $12 billion

PUBLISHED TUE, MAR 19 2024 6:13 AM EDT
UPDATED TUE, MAR 19 2024 6:35 AM EDT

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Grayscale’s CEO Michael Sonnenshein told CNBC on Monday that fees on its flagship bitcoin ETF will come down over time, softening an earlier stance defending costs above the market average.
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Grayscale’s GBTC has logged outflows of more than $12 billion since it was converted into an ETF in early January, due in no small part to its higher-than-average fees.
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Grayscale also wants to introduce other ways of giving investors less costly ways of accessing its bitcoin ETF, including a “mini” version of its flagship product.

LONDON — The boss of digital asset management firm Grayscale, which manages the $26 billion exchange-traded fund GBTC, has said that fees on its flagship product will come down over time, after its outflows reached $12 billion.

Grayscale CEO Michael Sonnenshein said that the crypto fund manager expects to bring fees on its Grayscale Bitcoin Trust ETF down in the coming months, as the nascent crypto ETF market matures.

“I’ll happily confirm that, over time, as this market matures, the fees on GBTC will come down,” Sonnenshein told CNBC in an interview on Monday. The firm previously defended its costlier-than-market-average charges.

“We have seen this in countless other exposures, countless other markets, you name it, where typically when products are earlier in their lifecycle, when they’re new to be introduced, these [fees] tend to be higher. And, as those markets mature, and as those funds grow, those fees tend to come down, and we expect the same to be true of GBTC.”

GBTC has logged outflows of more than $12 billion since it was converted into an ETF in early January, according to data from crypto investment firm CoinShares, due in no small part to its higher-than-average fees.

CoinShares’ data shows that GBTC recorded its biggest single daily outflow on Monday, with withdrawals totalling $643 million.

“Of course, we anticipated having outflows,” Sonnenshein told CNBC. “Investors have been wanting to either take gains on their portfolio, or arbitragers coming out of the fund, or people unwinding positions that were part of bankruptcies through forced liquidation.”

Market commentators argue that the bankruptcy of crypto giant FTX has played a significant role in the selloff of GBTC. FTX was a major holder of GBTC before it filed for insolvency in November 2022, holding about 22 million shares as of Oct. 25.

The FTX bankruptcy estate reportedly offloaded the majority of its shares in Grayscale’s bitcoin ETF, according to January reporting from Bloomberg and CoinDesk.

“None of that came as a surprise, right,” Sonnenshein said, speaking about the outflows. “What we’ve seen is GBTC continue to trade liquidly with tight spreads, and across a very diversified shareholder base. So we kind of think we’re between the first and the second inning of this.”

“We’re kind of at the end of that first inning now, where the pent-up demand for buying has hopefully been satisfied, the pent up demand for selling has also hopefully been satisfied,” Sonnenshein added.

“And now we’re kind of starting to move towards that second and third inning, where there’s so much more of the market that still is not yet accessing these products.”

The crypto fund manager charges a 1.5% management fee for GBTC holders, significantly higher than the charge commanded by many ETF providers, including BlackRock and Fidelity.

Grayscale’s Sonnenshein defended the firm’s high fees at the time, telling CNBC they were justified by GBTC’s liquidity and track record. He said that the reason other ETFs have lower fees is that their products “don’t have a track record,” and the issuers are trying to lure investors with fee incentives.

Sonnenshein said the reason other ETFs have lower fees is that the products “don’t have a track record” and the issuers are trying to attract investors with fee incentives. “I think from our standpoint, it may at times call into question their long-term commitment to the asset class,” he said.

Sonnenshein told CNBC Monday that “all of these new issuers really came into the market to compete with us” and are also rivaling each other.

Grayscale also wants to introduce other ways of giving investors less costly ways of accessing its bitcoin ETF, including a “mini” version of its flagship product — the Grayscale Bitcoin Mini Trust, announced last week. The new ETF is set to trade under the ticker “BTC” and have a materially lower fee than GBTC.

The new BTC ETF would be effectively spun out of the Grayscale Bitcoin Trust ETF and seeded with an as-yet undisclosed portion of bitcoin underlying GBTC shares.

Under this structure, existing holders of GBTC would be able to benefit from a lower total blended fee while maintaining the same exposure to bitcoin, spanning ownership of shares of both GBTC and BTC.

Existing GBTC shareholders would also be able to convert into BTC without paying capital gains tax.

The firm is currently awaiting approval from the U.S. Securities and Exchange Commission for its Bitcoin Mini Trust ETF.

Moving forward, Sonnenshein wants investors to turn their attention toward the business’ other crypto investment products, which track prices of different cryptocurrencies including ether and solana.

The company is trying to have its Grayscale Ethereum Trust converted into an ETF, but is awaiting SEC approval.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.